RECEIVED

2008 MAR 21 A 9:40

Securities and Exchange Commission
Office of International Corporate Finance
100 F Street, N.E., Mail Stop 3628
Washington DC 20549
USA

12g-3-2(b) Exemption
File N°.82-34953

08001371

18th March 2008

SUPPL

PROCESSED
MAR 2 5 2008
THOMSON
FINANCIAL

Dear Sir or Madam,

Enclosed is information Ipsen:

- made or is required to make public under French law;
- filed or is required to file with and which is made public by Euronext Paris; or
- distributed or is required to distribute to its shareholders.

This information is being furnished under Paragraph (b)(1)(i) of Rule 12g-3-2 of the Securities Exchange Act of 1934; as amended (the ***Exchange Act***), with the understanding that such information and documents will not be deemed "filed" with the U.S. Securities and Exchange Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act, and that neither this letter or the furnishing of such documents and information shall constitute an admission for any purpose that Ipsen is subject to the Exchange Act.

Yours sincerely,

p/o Claire Giraut
Executive Vice President,
Chief Financial Officer

IPSEN
Siège Social : 42, rue du Docteur Blanche - 75016 Paris - France
Tél. : +33 (0)1 44 30 43 43 - Fax : +33 (0)1 44 30 43 21
www.ipsen.com

Bureaux : 51/53, rue du Docteur Blanche - 75016 Paris - France
Tél. : +33 (0)1 44 30 43 43 - Fax : +33 (0)1 44 30 42 00

Société Anonyme au capital de 84 024 683 € - 419 838 529 R.C.S. Paris - Code Ape 741 J - TVA FR 87 419 838 529

Innovation for patient care

Press release

Appointment of Frédéric Babin as Executive Vice President, Human Resources

Paris (France), 18 March 2008 – Ipsen (Euronext: FR0010259150; IPN) today announced the appointment, of Frédéric Babin as Executive Vice-President, Human Resources and member of Ipsen's Executive Committee.

Frédéric Babin, 47, has over 20 years experience in the field of Human Resources with more than 15 years spent in international environments and in a variety of different sectors.

He started his career at Pasteur Vaccins where he took part in creating a Joint Venture with the Mérieux Institute to form the Pasteur Mérieux Sérums & Vaccins company. He also was Executive Vice-President Human Resources for Europe at the Hill-Rom US company, specialising in hospital beds and EVP Human Resources for medical activities at Air Liquide. He was also Head of Human Resources for other industry sectors such as the car industry where he worked for the English car components manufacturer, Wagon before joining Ipsen. He holds a Master of Business Law (Paris II-Assas) and a post-graduate diploma (DEA, *Diplôme d'Etudes Approfondies)* of Labour Law.

About Ipsen

Ipsen is a European pharmaceutical group with over 20 products on the market and a total worldwide staff of nearly 4,000. The company's development strategy is based on a combination of products in targeted therapeutic areas (oncology, endocrinology and neuromuscular disorders) which are growth drivers, and primary care products which contribute significantly to its research financing. This strategy is also supported by an active policy of partnerships. The location of its four R&D centres (Paris, Boston, Barcelona, London) gives the Group a competitive edge in gaining access to leading university research teams and highly qualified personnel. In 2007, Research and Development expenditure was €185 million, in excess of 20% of consolidated sales, which amounted to €920.5 million while total revenues amounted to €993.8 million (in IFRS). More than 700 people in Research & Development are dedicated to the discovery and development of innovative drugs for patient care. Ipsen's shares are traded on Segment A of Eurolist by Euronext™ (stock code: IPN, ISIN code: FR0010259150). Ipsen's shares are eligible to the "Service de Règlement Différé" ("SRD") and the Group is part of the SBF 120 index. For more information on Ipsen, visit our website at www.ipsen.com.

Ipsen Forward-looking statements

The forward-looking statements and targets contained herein are based on Ipsen's management's current views and assumptions. Such statements involve known and unknown risks and uncertainties that may cause actual results, performance or events to differ materially from those anticipated herein. The targets contained herein were prepared without taking into account external growth assumptions, which may alter the parameters. These targets are based on data and assumptions regarded as reasonable by the Group and depend on conditions or facts likely to happen in the future, and not exclusively on historical data. Actual results may depart significantly from the targets given the occurrence of certain risks and uncertainties. The Group does not commit nor gives any guarantee that it will meet the targets mentioned above. Moreover, the Research and Development process involves several stages at each of which there

is a substantial risk that the Group will fail to achieve its objectives and be forced to abandon its efforts in respect of a product in which it has invested significant sums. Therefore, the Group cannot be certain that favourable results obtained during pre-clinical trials will be confirmed subsequently during clinical trials, or that the results of clinical trials will be sufficient to demonstrate the safe and effective nature of the product concerned. Moreover, the targets described in this document were prepared without taking into account external growth assumptions, which may alter these parameters. These targets are based on data and assumptions regarded as reasonable by the Group. These targets depend on conditions or facts likely to happen in the future, and not exclusively on historical data. Actual results may depart significantly from these targets given the occurrence of certain risks and uncertainties. The Group does not commit nor gives any guarantee that it will meet the targets mentioned above. Ipsen expressly disclaims any obligation or undertaking to update or revise any forward looking statements, targets or estimates contained in this press release to reflect any change in events, conditions, assumptions or circumstances on which any such statements are based, unless so required by applicable law. Ipsen's business is subject to the risk factors outlined in its information documents filed with the French *Autorité des Marchés Financiers.*

For further information:
Didier Véron, Director, Public Affairs and Corporate Communications
Tel.: +33 (0)1 44 30 42 38 - Fax: +33 (0)1 44 30 42 04
E-mail : didier.veron@ipsen.com

David Schilansky, Investor Relations Officer
Tel.: +33 (0)1 44 30 43 31 - Fax: +33 (0)1 44 30 43 21
E-mail: david.schilansky@ipsen.com

IPSEN Innovation for patient care

MEDICIS

Press release

Ipsen and Medicis announce submission of Reloxin® BLA in aesthetics to the FDA

Paris (France) and Scottsdale, Arizona (United States), 17 March 2008 - Medicis (NYSE:MRX) and Ipsen (Euronext: IPN) today announced that Ipsen has submitted a Biologics License Application ("BLA") for the botulinum toxin type A, Reloxin®[1], in aesthetic indications (glabellar lines) to the U.S. Food and Drug Administration's ("FDA") Division of Dermatology and Dental Products, within the Center for Drug Evaluation and Research. This BLA submission by Ipsen is intended to address the concerns cited by the FDA when it declined to file the Reloxin® BLA in January 2008, which Medicis had submitted in late 2007. Standard response timeframe from the FDA is expected approximately 10 months following receipt of the Reloxin® submission. Subject to approval of the BLA by the FDA, Medicis intends to commercialize Reloxin® in the U.S. in accordance with the long-standing arrangement between Medicis and Ipsen. Changes from the original BLA submission relate primarily to sponsorship and ownership of the filing. The substantive elements of the original submission remain unchanged.

Jean-Luc Bélingard, Chairman and Chief Executive Officer of Ipsen, said: *"We are pleased to have responded to the administrative issues raised by the FDA in coordination with Medicis in a timely and efficient manner. Together with Medicis, we look forward to working diligently with the FDA to obtain a successful marketing approval. Given Ipsen's botulinum toxin positive track record on a global basis, we look forward to entering the North American market following FDA approval of Reloxin®."*

"We are pleased to announce this submission of the BLA for Reloxin® in aesthetics with FDA," said Jonah Shacknai, Chairman and Chief Executive Officer of Medicis. *"Both the Ipsen and Medicis teams have worked diligently with FDA to determine the best solution for submitting Reloxin® in aesthetics. We thank everyone involved, and extend our appreciation to FDA for its willingness to work with us on a resolution in a timely fashion. We continue to believe the Reloxin® BLA is strong, and anticipate entering in the growing, multi-million dollar aesthetic botulinum toxin market in the U.S. upon FDA approval."*

In March 2006, Ipsen granted Medicis the rights to develop, distribute and commercialize Ipsen's botulinum toxin product in the United States, Canada and Japan for aesthetic use by physicians. Upon FDA's acceptance of the Reloxin® submission, Medicis will pay Ipsen approximately $25 million in accordance with the agreement between the parties.

According to the American Society for Aesthetic Plastic Surgery, injections of botulinum toxin type A were the number one non-surgical procedure in 2006, with over 3 million total procedures. Current growth estimates in botulinum toxin type A in dollars are estimated to be in excess of 20 percent over the prior year. This translates into a retail U.S. aesthetic market of approximately $300 million-$400 million.[2]

[1] The proposed name for the product in the U.S. aesthetic market is Reloxin®, and it is called Dysport® for medical and aesthetic markets outside the U.S.
[2] American Society for Aesthetic Plastic Surgery, Cosmetic Surgery National Data Bank Statistics, 2006 and Allergan company reports

About Ipsen's Botulinum Toxin Type A

As of October 2007, Ipsen's botulinum toxin type A is approved for aesthetic indications in 21 countries: Argentina, Australia, Belarus, Brazil, Columbia, Ecuador, Egypt, Germany, Honduras, Israel, Kazakhstan, Mexico, Moldova, New Zealand, Philippines, Slovak Republic, Ukraine, Uruguay, Venezuela, Vietnam, and Russia (in Russia, it is the first botulinum toxin type A approved in this field). Ipsen is also pursuing regulatory approval for medical indications for the product in certain additional key international markets.

Dysport® is a neuromuscular blocking toxin which acts to block acetylcholine release, hence reducing muscular spasm and was initially developed for the treatment of motor disorders and various forms of muscular spasticity, including cervical dystonia (a chronic condition in which the neck is twisted or deviated), spasticity of the lower limbs (heal) in children with cerebral palsy, blepharospasm (involuntary eye closure) and hemifacial spasm. It was later developed for the treatment of a wide variety of neuromuscular disorders and aesthetic medicine. Dysport® was originally launched in the United Kingdom in 1991 and has marketing authorisations in over 70 countries (at 31 December 2006). Ipsen has just recently filed a BLA for Dysport® in cervical dystonia to the FDA.

About Ipsen

Ipsen is a European pharmaceutical group with over 20 products on the market and a total worldwide staff of nearly 4,000. The company's development strategy is based on a combination of products in targeted therapeutic areas (oncology, endocrinology and neuromuscular disorders) which are growth drivers, and primary care products which contribute significantly to its research financing. This strategy is also supported by an active policy of partnerships. The location of its four R&D centres (Paris, Boston, Barcelona, London) gives the Group a competitive edge in gaining access to leading university research teams and highly qualified personnel. In 2007, Research and Development expenditure was €185 million, in excess of 20% of consolidated sales, which amounted to €920.5 million while total revenues amounted to €993.8 million (in IFRS). More than 700 people in Research & Development are dedicated to the discovery and development of innovative drugs for patient care. Ipsen's shares are traded on Segment A of Eurolist by Euronext™ (stock code: IPN, ISIN code: FR0010259150). Ipsen's shares are eligible to the "Service de Règlement Différé" ("SRD") and the Group is part of the SBF 120 index. For more information on Ipsen, visit our website at www.ipsen.com.

Ipsen Forward-looking statements

The forward-looking statements and targets contained herein are based on Ipsen's management's current views and assumptions. Such statements involve known and unknown risks and uncertainties that may cause actual results, performance or events to differ materially from those anticipated herein. The targets contained herein were prepared without taking into account external growth assumptions, which may alter the parameters. These targets are based on data and assumptions regarded as reasonable by the Group and depend on conditions or facts likely to happen in the future, and not exclusively on historical data. Actual results may depart significantly from the targets given the occurrence of certain risks and uncertainties. The Group does not commit nor gives any guarantee that it will meet the targets mentioned above. Moreover, the Research and Development process involves several stages at each of which there is a substantial risk that the Group will fail to achieve its objectives and be forced to abandon its efforts in respect of a product in which it has invested significant sums. Therefore, the Group cannot be certain that favourable results obtained during pre-clinical trials will be confirmed subsequently during clinical trials, or that the results of clinical trials will be sufficient to demonstrate the safe and effective nature of the product concerned. Moreover, the targets described in this document were prepared without taking into account external growth assumptions, which may alter these parameters. These targets are based on data and assumptions regarded as reasonable by the Group. These targets depend on conditions or facts likely to happen in the future, and not exclusively on historical data. Actual results may depart significantly from these targets given the occurrence of certain risks and uncertainties. The Group does not commit nor gives any guarantee that it will meet the targets mentioned above. Ipsen expressly disclaims any obligation or undertaking to update or revise any forward looking statements, targets or estimates contained in

this press release to reflect any change in events, conditions, assumptions or circumstances on which any such statements are based, unless so required by applicable law. Ipsen's business is subject to the risk factors outlined in its information documents filed with the French *Autorité des Marchés Financiers.*

About Medicis

Medicis is the leading independent specialty pharmaceutical company in the United States focusing primarily on the treatment of dermatological and aesthetic conditions. The Company is dedicated to helping patients attain a healthy and youthful appearance and self-image. Medicis has leading branded prescription products in a number of therapeutic and aesthetic categories. The Company's products have earned wide acceptance by both physicians and patients due to their clinical effectiveness, high quality and cosmetic elegance.The Company's products include the prescription brands RESTYLANE® (hyaluronic acid), PERLANE® (hyaluronic acid), DYNACIN® (minocycline HCl), LOPROX® (ciclopirox), PLEXION® (sodium sulfacetamide/sulfur), SOLODYN® (minocycline HCl, USP) Extended Release Tablets, TRIAZ® (benzoyl peroxide), LIDEX® (fluocinonide) Cream, 0.05%, VANOS® (fluocinonide) Cream, 0.1%, and ZIANA® (clindamycin phosphate 1.2% and tretinoin 0.025%) Gel, BUPHENYL® (sodium phenylbutyrate) and AMMONUL® (sodium phenylacetate/sodium benzoate), prescription products indicated in the treatment of Urea Cycle Disorder, and the over-the-counter brand ESOTERICA®. For more information about Medicis, please visit the Company's website at www.medicis.com.

Medicis Forward-Looking Statements

This press release contains "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act. All statements included in this press release that address activities, events or developments that Medicis expects, believes or anticipates will or may occur in the future are forward-looking statements, including FDA's acceptance of the Reloxin® submission, the timing associated with FDA's response to the submission and the potential commercialization of Reloxin®. These statements are based on certain assumptions made by Medicis based on its experience and perception of historical trends, current conditions, expected future developments and other factors it believes are appropriate in the circumstances. No assurances can be given, however, that these activities, events or developments will occur or that such results will be achieved. Such statements are subject to a number of assumptions, risks and uncertainties, many of which are beyond the control of Medicis. Several of these risks are outlined in the Company's most recent annual report on Form 10-K for the year ended December 31, 2007, and other documents we file with the Securities and Exchange Commission. Forward-looking statements represent the judgment of Medicis' management as of the date of this release, and Medicis disclaims any intent or obligation to update any forward-looking statements contained herein, which speak as of the date hereof.

NOTE: Full prescribing information for any Medicis prescription product is available by contacting the Company. RESTYLANE® and PERLANE® are trademarks of HA North American Sales AB, a subsidiary of Medicis Pharmaceutical Corporation. All other marks are the property of Medicis or its affiliates.

For further information :

Ipsen
Didier Véron
Director of Public Affairs and
Corporate Communications
Tel.: +33 (0)1 44 30 42 38 - Fax: +33 (0)1 44 30 42 04
E-mail : didier.veron@ipsen.com

David Schilansky
Investor Relations Officer
Tel.: +33 (0)1 44 30 43 31 - Fax: +33 (0)1 44 30 43 21
E-mail: david.schilansky@ipsen.com

Medicis
Kara Stancell
Executive Director, Investor Relations and
Corporate Communications
(602) 808-3854
E-mail: kstancell@medicis.com

END